UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒   No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated January 12, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: January 13, 2009		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated January 12, 2009

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS INC. REPORTS HOLIDAY SALES

Montreal, Quebec – (January 12, 2009) – Birks & Mayors Inc. (AMEX: BMJ) (the “Company”) announced today that net sales during the fiscal 2009 holiday season for the period from November 2, 2008 through December 27, 2008 decreased by 31% to $66.0 million compared to net sales of $95.9 million during last year’s holiday season for the period from November 4, 2007 through December 29, 2007. The Company also reported that comparable store sales (which include stores open in the same period in both the current and prior year and at constant exchange rates) during this period decreased by 26%, which was comprised of a 31% decrease in the U.S. and a 19% decrease in Canada. The impact of the lowest level of consumer confidence on record and the resulting decrease in discretionary consumer spending, led to a significant reduction in our store traffic and our average transaction value in both the U.S. and Canada. In addition, $7.7 million of the decrease in net sales is related to translating the sales of the Company’s Canadian operations into U.S. dollars with a relatively weaker Canadian dollar.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “This year’s holiday season has proven to be extremely difficult given the challenging retail environment, especially for the luxury and jewelry sectors. The losses suffered by investors in the equity markets, historically low consumer confidence and lack of visibility in the economic outlook resulted in a significant reduction in consumer spending. While we are disappointed with the magnitude of our sales decrease, we will continue to manage our business in a manner that achieves increased organizational and asset efficiency, and deploy more innovative retail, marketing and merchandising techniques, with the goal of maximizing market share opportunities during this challenging economic cycle.”

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. The Company operates 37 stores (Birks Brand) across most major metropolitan markets in Canada and 31 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations of future events. Actual results might differ materially from those projected in the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to implement its business strategy, the Company’s ability to compete with other jewelers, and the success of the Company’s retail, marketing initiatives and merchandising initiative. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.